UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number: 333-116038

CUSIP Number:  871546206

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10D
☐ Form N-SAR ☐ Form N-CSR

For Period Ended:	September 29, 2007
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Symmetry Medical Inc.
Full Name of Registrant

Former Name if Applicable

3724 N State Road 15
Address of Principal Executive Office (Street and number)

Warsaw, IN 46582
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to

Rule 12b—25(b), the following should be completed. (Check box if appropriate)☐

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced, and as described in the Company’s Current Report on Form 8-K dated October 5, 2007, the Company’s Audit Committee of its Board of Directors is conducting an independent review and investigation of accounting irregularities at its Sheffield, UK operating unit (“UK Operating Unit”).  Our Audit Committee has engaged special legal counsel and forensic accounting experts to assist it in completing its investigation.

As of date, the Audit Committee’s review is continuing and we estimate that the review will not be completed for another two to three months.  We are still in the process of completing our accounting analysis relating to the irregularities and we have not yet determined the total financial impact of the irregularities or the impact on each of the respective accounting periods that have been effected.  We believe that it will be necessary to restate some of our annual and quarterly financial statements for the fiscal years ended January 3, 2004, January 1, 2005, December 31, 2005, December 30, 2006 as well as our quarterly financial statements for the fiscal quarters ended March 31, 2007 and June 30, 2007.

Because the Audit Committee has not completed its review and we have not completed our analysis of the financial impact on each of the respective periods, we are unable to file our Quarterly Report on Form 10-Q for the quarter ended September 29, 2007 by the required filing date and do not currently expect that it will be filed on or before the fifth calendar day following the required filing date as prescribed in Rule 12b-25. We intend to file our Quarterly Report on Form 10-Q for the quarter ended September 29, 2007 as soon as practicable.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Fred L. Hite	574	371-2218
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

	☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion

	thereof? ☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described in Part III, our Audit Committee is in the process of investigating certain accounting irregularities at our UK Operating Unit, which will result in the restatement of financial statements for certain historic periods.  We are not, as of this date, able to quantify or estimate the impact such restatement may have on the corresponding period in the prior fiscal year.

Forward-Looking Statements

Statements in this Form 12b-25, which are not historical facts and which involve our Audit Committee’s review and investigation of accounting irregularities at our Sheffield, UK operating unit, may be “forward-looking statements” that involve risks and uncertainties, within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are predictive or conditional in nature and frequently identified by the use of terms such as “appear,” “may,” “should,” “expect,” “believe,” “estimate,” “intend,” and similar words indicating possible future expectations, events, actions or outcomes.  Such predictive statements are not guarantees, and actual outcomes could differ materially from our current expectations. The Audit Committee’s review is ongoing, and our current assessment is based upon management’s reasonable current belief concerning the statements made.  Actual events or results may differ materially from the results predicted or from any other forward-looking statements made by, or on behalf of, the Company and should not be considered as an indication of future events or results. Potential risks and uncertainties include, among other things: (i) the timing of the completion of the Audit Committee’s review and investigation and (ii) the timing of completion of the Company’s restatement and filing of its amended historical financial statements and the additional risks and important factors described in the Company’s other reports filed with the SEC, which are available at the SEC’s website at http://www.sec.gov.  All of the statements in this report on Form 12b-25 are made as of November 8, 2007.

Symmetry Medical Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 8, 2006	By:
/s/ Fred L. Hite

Name: Fred L. Hite
Title: Chief Financial Officer